UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

STEALTHGAS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, par value of $0.01 per share

(Title of Class of Securities)

Y81669 10 6

(CUSIP Number of Class of Securities)

Harry N. Vafias

331 Kifissias Avenue, Erithrea 14561, Athens, Greece

Telephone: (011) (30) (210) 625 0001

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Finn Murphy, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$10,000,000.00	$1,298.00

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 4,761,904 shares of common stock at the tender offer price of $2.10 per share.
**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $129.80 for each $1,000,000.00 of the value of the transaction.

☐

Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the folloing box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by StealthGas Inc., a Marshall Islands corporation (“StealthGas” or the “Company”), to purchase up to 4,761,904 shares of its common stock, par value of $0.01 per share (the “common stock”), at a price of $2.10 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2020 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, and as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is StealthGas Inc., a Marshall Islands corporation, and the address of its principal executive office is 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. The telephone number of its principal executive office is +30-210-625-0001.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 7 (“Price Range of the Shares”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 9 (“Information About StealthGas Inc.”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

“Summary Term Sheet;”

“Introduction;”

Section 1 (“Terms of the Offer”);

Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”);

Section 3 (“Procedures for Tendering Shares”);

Section 4 (“Withdrawal Rights”);

Section 5 (“Purchase of Shares and Payment of Purchase Price”);

Section 6 (“Conditions of the Offer”);

Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

Section 13 (“Certain Material U.S. Federal Income Tax Consequences of the Offer to U.S. Holders”); and

Section 14 (“Extension of the Offer; Termination; Amendment”).

(b) The information in the “Introduction” to the Offer to Purchase and in Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the Offer to Purchase under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) information set forth in the Offer to Purchase under Section 8 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under Section 8 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth in the Offer to Purchase under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under Section 15 (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Offer to Purchase under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 9 (“Information about StealthGas Inc.”), Section 11 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)*	Offer to Purchase dated March 31, 2020.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 31, 2020.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 31, 2020.

(a)(1)(F)*	Press Release dated March 31, 2020.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)	Not Applicable.

(d)(1)	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007)

(d)(2)	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A. (Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.)

(g)	Not Applicable.

(h)	Not Applicable.

* Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2020

STEALTHGAS INC.

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated March 31, 2020.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 31, 2020.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 31, 2020.

(a)(1)(F)*	Press Release dated March 31, 2020.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)	Not Applicable.

(d)(1)	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007)

(d)(2)	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A. (Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.)

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.